Exhibit (a)(1)(A)

Offer to Purchase for Cash

20.0% of the Issued and Outstanding Common Shares

of

AVOLON HOLDINGS LIMITED

(Ticker: AVOL / Cusip: G52237107)

at

$26.00 Per Common Share

by

GLOBAL AVIATION LEASING CO., LTD.,

an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF AUGUST 27, 2015, UNLESS THE OFFER IS EXTENDED.

Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”), is offering to purchase a number of common shares, par value $0.000004 per share (“Shares”), of Avolon Holdings Limited, a Cayman Islands exempted company (the “Company”), equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer (as defined below), rounded up to the nearest whole Share, at a price of $26.00 per Share, in cash, without interest thereon, less any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated July 31, 2015 (as it may be amended and supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Investment and Tender Offer Agreement, dated as of July 14, 2015, by and among the Company, Parent and Offeror (the “Investment Agreement”).

The Offer is not conditioned upon the receipt of financing. However, the Offer is subject to various other conditions. A summary of the principal terms of the Offer appears on pages 1 through 7 of this Offer to Purchase. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares.

On July 13, 2015, the last full trading day before the public announcement of the offer, the closing price of the Company’s Shares reported on the NYSE was $23.73 per Share. On July 30, 2015, the last full trading day before the commencement of the offer, the closing price of the Company’s Shares reported on the NYSE was $24.87 per Share. You should obtain a recent quotation for your Shares prior to deciding whether or not to tender in the Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offer or passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

IMPORTANT

If you wish to tender all or any portion of your Shares before the offer expires:

•	If you are a record holder of Shares, you must complete and sign the enclosed Letter of Transmittal to Tender Common Shares (the “Letter of Transmittal”) in accordance with the instructions and deliver it, with any required signature guarantees and the documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC (the “Depositary”) at one of the addresses set forth on the back cover page of this Offer to Purchase. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — Procedures for Tendering Shares.

•	If you hold your Shares through a broker, dealer, trust company, bank or other nominee, contact your broker, dealer, trust company, bank or other nominee and give instructions for your Shares to be tendered.

Questions and requests for assistance may be directed to Georgeson Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

July 31, 2015

i

SUMMARY TERM SHEET

This summary term sheet highlights important information contained in this Offer to Purchase, dated July 31, 2015 (as it may be amended and supplemented from time to time, this “Offer to Purchase”), but it is intended to be an overview only and may not contain all the information that is important to you. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, all references to “we,” “our” and “us” refer to Offeror; all references to the “Company” refer to Avolon Holdings Limited, a Cayman Islands exempted company; all references to “U.S.” or “United States” refer to the United States of America, its territories, possessions and all areas subject to its jurisdiction; all references to “$” refer to U.S. dollars; and all references to “Shares” refer to the Company’s common shares, par value $0.000004 per share.

What securities are you offering to purchase?

•	We are offering to purchase a number of common shares, par value $0.000004 per share, of the Company (the “Shares”), equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of this offer, rounded up to the nearest whole Share. The Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “AVOL”. See Introduction and Section 1 — Terms of the Offer; Expiration; Proration.

Who is offering to purchase my shares?

•	The offer is being made by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”). Offeror was incorporated on July 9, 2015 and since that date has engaged in no activities other than those incident to its formation and to this offer.

•	Parent is a Chinese public company listed on the Shenzhen Stock Exchange (“SZSE”) and is a limited liability company organized under the laws of the People’s Republic of China. Parent is the only leasing company in China’s A-share market and has leasing businesses covering aviation, ships, containers, commercial property, infrastructure and high-end machinery leasing businesses. See Section 9 — Certain Information Concerning Offeror and Parent.

What price are you offering to pay for my Shares and what is the form of payment?

•	We are offering to purchase your Shares at a price of $26.00 per Share, in cash, without interest thereon, less any required tax withholding, upon the terms and subject to the conditions contained in this Offer to Purchase and in the Letter of Transmittal. See Introduction and Section 1 — Terms of the Offer; Expiration; Proration.

Why are you making the offer?

•	We have entered into an Investment and Tender Offer Agreement, dated as of July 14, 2015, by and among the Company, Parent and Offeror (the “Investment Agreement”), and are making the offer pursuant to the Investment Agreement. We are making this offer for investment purposes and because we believe a strategic relationship between the Company and Parent, of which our investment in the Company is a part, would provide opportunities for the Company to strategically grow its commercial aircraft leasing business while allowing Parent to more rapidly expand its exposure to the global aircraft leasing sector. See Section 12 — Purpose of the Offer.

How long do I have to tender?

•	The offer is scheduled to expire at midnight, New York City time, at the end of August 27, 2015, unless we extend the offer.

•	We do not presently expect to extend the offer, unless required to do so by law or in accordance with the terms of the Investment Agreement. If we decide to extend the offer, we will issue a press release specifying the new expiration time, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the day on which the offer is scheduled to expire.

•	No subsequent offering period will be available. Accordingly, if you do not tender your Shares before the expiration time of the offer, you will not have a subsequent opportunity to do so. See Introduction and Section 1 — Terms of the Offer; Expiration; Proration.

How many Shares are you seeking in the offer?

•	We are offering to purchase a number of Shares equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of this offer, rounded up to the nearest whole Share. Based on information provided by the Company, as of the close of business on July 1, 2015, 82,428,607 Shares were issued and outstanding, 20.0% of which is 16,485,722 Shares (rounded up to the nearest whole Share). Also based on such information, such number of issued and outstanding Shares includes Shares underlying options to purchase Shares that are held by a trust for the benefit of certain employees of the Company, and there are no options on Shares or securities convertible into Shares outstanding that could increase the number of issued and outstanding Shares. See Introduction and Section 1 — Terms of the Offer; Expiration; Proration.

Is the offer contingent on a minimum number of shares being tendered?

•	Our offer is conditioned on at least a number of Shares equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of this offer having been validly tendered and not validly withdrawn prior to the expiration of the offer. Certain significant shareholders of the Company have agreed, among other things, to tender at or prior to the expiration time of the offer, in the aggregate, 16,485,722 Shares, representing, in the aggregate, 20.0% of the total Shares outstanding as of July 1, 2015, rounded up to the nearest whole Share (based on the Company’s representation in the Investment Agreement that there were 82,428,607 Shares issued and outstanding as of July 1, 2015). Based on information provided by the Company, the 82,428,607 Shares issued and outstanding as of July 1, 2015 includes Shares underlying options to purchase Shares that are held by a trust for the benefit of certain employees of the Company, and there are no options on Shares or securities convertible into Shares outstanding that could increase the number of issued and outstanding Shares. If the number of outstanding Shares immediately prior to the expiration time of the offer is not greater than 82,428,607, the 20.0% condition will be met if such significant shareholders comply with their obligations to tender their Shares. Further, the Company has agreed that it will not, without our consent, issue additional Shares prior to the expiration time of this offer, so we expect that the tender of 16,485,722 Shares will represent 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of this offer, rounded up to the nearest whole Share. See Section 1 — Terms of the Offer; Expiration; Proration and Section 13 — Transaction Agreements.

What happens if shareholders tender more shares than you have agreed to buy?

•

If the shareholders of the Company tender Shares in total representing more than 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of this offer, we will purchase a number of Shares equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of this offer on a pro rata basis based on the number of Shares validly tendered and not withdrawn prior to the expiration time. This means that we will determine the number of Shares validly tendered and not withdrawn by each tendering shareholder and apply a proration factor to determine the number of tendered Shares we will purchase from each tendering shareholder. The proration factor will equal a number of Shares equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of this offer, rounded up to the nearest whole Share, divided by the number of Shares that were validly tendered and not withdrawn (with any resulting fractional Shares rounded to the nearest whole Share). For example, if there are 82,428,607 Shares issued and outstanding immediately prior to the expiration time of this offer, and if a total of 1,9394,966 Shares are properly tendered and not withdrawn, we will purchase 85.0% of the number of Shares that each shareholder tendered (with any resulting fractional Shares rounded to the nearest whole Share). See Section 1 — Terms of the Offer; Expiration; Proration.

Is the offer conditioned on financing?

•	Our offer is not conditioned on us obtaining financing. The offer consideration consists solely of cash, and Parent has committed to provide, or cause to be provided, to Offeror sufficient funds to acquire Shares pursuant to the offer. Parent has available the necessary funds to satisfy these obligations. See Introduction and Section 10 — Source and Amount of Funds.

What are the conditions to the offer?

We are not obligated to buy any Shares in our offer if various events occur or circumstances exist, including:

•	there have not been validly tendered that number of Shares which would represent 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of the offer;

•	(i) any injunction or similar order or any newly enacted law or regulation prohibits the consummation of the transactions contemplated by the Investment Agreement or (ii) any suit, action or proceeding is pending pursuant to which any governmental entity is seeking to restrain the consummation of such transactions and has a reasonable likelihood of success;

•	(i) any of the Company’s representations in Section 2.02(a) (Share Capital) of the Investment Agreement are not accurate in all material respects as of the date thereof and as of the consummation of the Offer as if made at and as of such time, except that any inaccuracies of any representation resulting from the exercise of any options to purchase Shares shall be disregarded for all purposes of this condition; or (ii) any of the Company’s other representations are not accurate, as of the consummation of the Offer as if made as and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be so accurate as have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Investment Agreement);

•	the Company fails to comply with any of its material agreements under the Investment Agreement in any manner which would reasonably be expected to result in a Company Material Adverse Effect

•	any event, condition, change or effect has occurred that constitutes a Company Material Adverse Effect or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

•	the Investment Agreement terminates in accordance with its terms.

See Section 14 — Conditions of the Offer.

Are there any other agreements or arrangements between you and the Company that are relevant to the offer?

•	As noted above, we are making the offer pursuant to the Investment Agreement, and in connection therewith, certain significant shareholders of the Company have agreed to tender Shares in the offer. Pursuant to the Investment Agreement, upon consummation of the offer, we will become a party to the Amended and Restated Shareholders’ Agreement of the Company among the Company, Offeror and certain other significant shareholders of the Company (the “A/R Shareholders’ Agreement”), which will govern certain rights and obligations of the Company and Offeror and such other significant shareholders as holders of Shares.

•	Among other things, the A/R Shareholders’ Agreement provides that:

•	we will have the right to nominate one director to the Company’s board of directors for so long as we continue to own at least 15.0% of the outstanding Shares, subject to certain restrictions;

•	so long as we continue to own at least 15.0% of the outstanding Shares, we (or our nominee director) will be able to participate on a pro rata basis with certain significant shareholders of the Company (or their nominee directors) in any vote with respect to certain matters that are subject to the approval of such shareholders (or such directors), subject to certain exceptions;

•	we will be subject to certain transfer restrictions in respect of our Shares, including a lock-up period of one year following consummation of the offer;

•	following the lock-up period, we will have the right to tag along on sales by certain significant shareholders of the Company, meaning that, in certain circumstances, when certain significant shareholders of the Company sell their Shares to a third party, we will have a right to sell our Shares to the third party on the same terms;

•	we will sell our Shares in connection with and otherwise vote for and support any Change of Control Transaction (as defined in the A/R Shareholders’ Agreement) that is approved by the Company’s board of directors and, to the extent required, the Company’s private equity shareholders; if the total proceeds per Share per Share in any such transaction during the two-year period after consummation of the Offer is less than the Offer price, the Company’s private equity shareholders and their syndicatees (or in certain circumstances, the Company) will reimburse us an amount per Share to be sold equal to the Offer price less the greater of (x) the total proceeds per Share and (y) $18.90;

•	we will be subject to certain standstill restrictions (meaning that for a period of time, we will not, without the approval of the Company’s board of directors, seek to acquire more Shares or material assets of the Company, or publicly offer or propose to enter into or any merger, business combination, or other extraordinary transaction involving the Company or its subsidiaries); and

•	we will be prohibited from acquiring more than 30.0% of the outstanding Shares in the aggregate other than pursuant to a fully financed cash offer to all other shareholders of the Company (subject to a minimum acceptance condition of at least 50.1% of all outstanding Shares).

See Section 13 — Transaction Agreements.

•	Parent has submitted to the Company a non-binding proposal to purchase 100% of the Company at $31.00 per Share, with no financing condition. The parties are engaged in continued discussion relating to this proposed transaction. See Section 11 — Background of the Offer.

What is the position of the Company’s board of directors with respect to the offer?

•

On July 10, 2015, the Company’s board of directors unanimously approved the Investment Agreement, and the A/R Shareholders’ Agreement negotiated among the parties and the transactions contemplated thereby, including the Offer. The Company’s board of directors is expressing no opinion to the

Company’s shareholders and is remaining neutral with respect to the Offer. Accordingly, the Company’s board of directors has not made a determination as to whether the Offer is fair to, or in the best interests of, the Company’s shareholders and is not making a recommendation regarding whether the Company’s shareholders should participate in the Offer. The Company has urged each shareholder to make his, her or its own decision regarding the Offer, including, among other things, the adequacy of the offer price, based on all of the available information and in light of the shareholder’s own investment objectives, the shareholder’s view with respect to the Company’s prospects and outlook, the matters considered by the Company’s board of directors, as noted in the Schedule 14D-9 filed by the Company on July 31, 2015, and any other factors that the shareholder deems relevant to his, her or its investment decision.

What is the procedure for tendering Shares?

If you desire to tender all or any portion of your Shares in the offer, you must, prior to expiration of the offer:

•	If you are a record holder (i.e., a share certificate representing Shares has been issued to you or you hold Shares directly in your name), complete and sign the enclosed Letter of Transmittal and send it and any other documents along with your stock certificate to the Depositary, or follow the procedures for book-entry transfer set forth in Section 3 — Procedures for Tendering Shares of this Offer to Purchase. These materials must reach the Depositary before the offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — Procedure for Tendering Shares of this Offer to Purchase.

•	If you hold your Shares through a broker, dealer, trust company, bank or other nominee, contact your broker, dealer, trust company, bank or other nominee and give instructions for your Shares to be tendered.

If I accept the offer, when will I get paid?

•	If the conditions to the offer are satisfied or waived and we consummate the offer and accept your Shares for payment (after giving effect to any proration), a check in an amount equal to the number of Shares you tendered (after giving effect to any proration) multiplied by $26.00 (less applicable tax withholding) will be sent to you promptly following our acceptance of the Shares in the offer. If the offer is subject to proration, we will announce the final results of any proration prior to making payment for your Shares. See Section 1 — Terms of the Offer; Expiration; Proration.

Until what time can I withdraw my tendered Shares?

•	You may withdraw tendered Shares at any time prior to the expiration time of the offer and, if we have not accepted your Shares for payment within 60 days of the commencement of the offer, you may withdraw them at any time after that 60-day period until we accept your Shares for payment. See Section 4 — Withdrawal Rights.

How do I withdraw tendered Shares?

•	To withdraw tendered Shares, you must deliver an executed written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. Some additional requirements may apply if the certificates for Shares to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer. See Section 4 — Withdrawal Rights.

If I decide not to tender, how will the offer affect me?

•	If you decide not to tender your Shares, you will still own the same amount of Shares, and we expect that the Company will still be a public company listed on the NYSE. Depending on the extent to which shareholders other than the Company’s private equity shareholders and their syndicatees tender Shares in the Offer, our purchase of Shares pursuant to the offer may reduce the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by the public. However, we cannot predict whether a reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the offer price of $26.00 per Share. See Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

•	After the Shares tendered in the offer are purchased, Offeror will beneficially own in the aggregate 20.0% of the outstanding Shares (subject to rounding), and the Company’s private equity shareholders and their syndicatees will continue to hold a significant amount of the Shares and will continue to exert significant influence over the Company. Further, as mentioned above, upon consummation of the offer, Offeror and other significant shareholders of the Company will enter into the A/R Shareholders’ Agreement, which will govern certain rights and obligations of the Company and Offeror and such other significant shareholders as holders of Shares. See Section 13 — Transaction Agreements.

What are the plans for the future composition of the Company’s Board of Directors?

•	Pursuant to the A/R Shareholders’ Agreement, following the completion of the offer, the Company’s board of directors will be increased from 11 to 12 members. The Company’s private equity shareholders will continue to have the same board nomination rights they have today, and Offeror will be given the right to nominate one director to the Company’s board of directors. Offeror will continue to have this nomination right so long as Offeror continues to own at least 15.0% of the outstanding Shares. Offeror’s nominee must be independent for New York Stock Exchange purposes, and will be subject to certain other restrictions. See Section 13 — Transaction Agreements — A/R Shareholders’ Agreement.

Are there any available appraisal or dissenter’s rights?

•	No appraisal or dissenter’s rights are available in connection with the offer.

What are the recent trading prices for the Shares?

•	On July 13, 2015, the last full trading day before the public announcement of the offer, the closing price of the Company’s Shares reported on the NYSE was $23.73 per Share. On July 30, 2015, the last full trading day before the commencement of the offer, the closing price of the Company’s Shares reported on the NYSE was $24.87 per Share. You should obtain current market quotations for Shares of the Company before deciding whether to tender your Shares.

What are the U.S. federal income tax consequences of tendering Shares in the offer?

•	A tendering shareholder’s receipt of cash upon the purchase of the shareholders’ Shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under state, local and non-U.S. tax laws.

•

For U.S. federal income tax purposes, subject to the discussion in Section 5 — Certain Income Tax Considerations entitled “Passive Foreign Investment Company Status,” if you sell your Shares in the offer, you generally will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares you sell, assuming that you hold your shares as a capital asset (generally, property held for investment). Any capital gain or loss will be long-term capital gain or loss if the Shares you sell have been held for more than one year on the date of sale, and short-term capital gain or loss if held for one year or less on the date of sale.

•	Based on the Company’s Annual Report on Form 20-F filed with the SEC on March 3, 2015 (the “Annual Report”), we understand that the Company does not believe it is a Passive Foreign Investment Company (“PFIC”), but that there can be no assurances that this is the case. Further, the Annual Report states that the Company’s business plan may result in the Company engaging in activities that could cause it to become a PFIC. If the Company was a PFIC for any taxable year during which a U.S. holder held its Shares, certain adverse U.S. federal income tax rules would apply. Among other things, the U.S. holder generally would be subject to additional taxes and interest charges on any gain realized on the disposition of its Shares (including pursuant to the offer), regardless of whether the Company continues to be a PFIC in the year in which the Shares are disposed of.

•	This discussion of U.S. federal income tax consequences is general in nature. It may not be applicable to all shareholders, some of whom may be subject to special tax rules. In addition, it does not consider any state, local, non-U.S. or other taxes that may be applicable. You should consult your tax advisor regarding your specific tax situation and the tax consequences to you of selling your Shares in the offer, including the possibility of backup withholding being applicable to you.

For further information, see Section 5 — Certain Income Tax Considerations.

Further Information

•	If you have any questions regarding the offer, please call Georgeson Inc., the Information Agent for the offer, at (866) 821-2570 for assistance. See the back cover of this Offer to Purchase for additional contact information.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the other related documents delivered to you and/or incorporated by reference herein include “forward-looking statements” that are not purely historical regarding, among other things, our intentions, hopes, beliefs, expectations and strategies for the future, including, without limitation:

•	statements regarding the public float of the Company’s Shares following consummation of the Offer;

•	statements regarding whether the Company’s Shares will continue to be traded on the NYSE or registered under the Securities Exchange Act of 1934, as amended, in the future;

•	statements regarding the plans, objectives or expectations regarding the future operations or status of the Company, Parent or Offeror;

•	whether the conditions to completing the Offer will be satisfied; and

•	any statement of assumptions underlying any of the foregoing

Forward-looking statements are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “projects” or the negative of these terms or other comparable terminology. These statements relate to future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements due to a variety of factors, including, but not limited to, changes in economic, market and business conditions, changes in the ownership of the Company’s securities, particularly any substantial accumulations by persons who are not affiliated with Parent or Offeror, and the risks and uncertainties detailed in the Company’s filings with the SEC (which are available at www.sec.gov). Many of these risks are beyond our ability to control or predict.

Except as required by applicable law, we neither intend nor assume any obligation to update any forward-looking statements, which speak only as of the dates they are made.

To the holders of Common Shares of Avolon Holdings Limited:

INTRODUCTION

Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”), is offering to purchase a number of common shares, par value $0.000004 per share (the “Shares”), of Avolon Holdings Limited, a Cayman Islands exempted company (the “Company”), equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer (as defined below), rounded up to the nearest whole Share, for $26.00 per Share, in cash, without interest thereon, less any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal to Tender Shares (the “Letter of Transmittal”). In the remainder of this document, we refer to the offer described in this Offer to Purchase and the Letter of Transmittal, as amended or supplemented from time to time, as the “Offer.”

Based on information provided by the Company, as of the close of business on July 1, 2015, 82,428,607 Shares were issued and outstanding, 20.0% of which is 16,485,722, rounded up to the nearest whole Share. Also based on such information, such number of issued and outstanding Shares includes Shares underlying options to purchase Shares that are held by a trust for the benefit of certain employees of the Company, and there are no options on Shares or securities convertible into Shares outstanding that could increase the number of issued and outstanding Shares.

The Offer is being made pursuant to an Investment and Tender Offer Agreement, dated as of July 14, 2015, by and among the Company, Parent and Offeror (the “Investment Agreement”).

You will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer if you directly tender your Shares to us. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. If you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or an alternative applicable form including Form W-8, if applicable), you may be subject to U.S. federal backup withholding on the gross proceeds payable to you. See Section 5 — Certain Income Tax Considerations — Information Reporting and Withholding.

The Offer is subject to certain conditions. See Section 14 — Conditions of the Offer.

Concurrently with the execution of the Investment Agreement on July 14, 2015, Offeror and the Company’s private equity shareholders (the “Sponsors”) and their syndicatees that acquired Shares directly or indirectly from one or more of the Sponsors or through the assumption of such Sponsors’ equity commitment to the Company (the “Syndicatees”) entered into an Agreement to Tender (the “Agreement to Tender”), pursuant to which the Sponsors and their Syndicatees agreed, among other things, to accept the Offer in respect of, and tender at or prior to the expiration time of the Offer, in the aggregate, 16,485,722 Shares, representing, in the aggregate, 20.0% of the total Shares outstanding as of July 1, 2015, rounded up to the nearest whole Share (based on the Company’s representation in the Investment Agreement that there were 82,428,607 Shares issued and outstanding as of July 1, 2015). If the number of outstanding Shares immediately prior to the expiration time of the Offer is not greater than 82,428,607, the condition to the Offer that at least 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer are validly tendered and not validly withdrawn prior to the expiration of the Offer will be met if the Sponsors and their Syndicatees comply with their tender obligations under the Agreement to Tender. Further, the Company has agreed that it will not, without our consent, issue additional Shares prior to the expiration time of this offer, so we expect that the tender of 16,485,722 Shares will represent 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of this offer, rounded up to the nearest whole Share.

The Company is currently party to a Shareholders’ Agreement dated as of December 17, 2014 (the “Existing Shareholders’ Agreement”) among the Company and the Sponsors and their Syndicatees. Upon consummation of the Offer, the Company, the Sponsors and their Syndicatees and Offeror will execute an Amended and Restated Shareholders’ Agreement of the Company in the form attached as Exhibit B to the Agreement to Tender (the “A/R Shareholders’ Agreement”), which will replace the Existing Shareholders’ Agreement and govern certain rights and obligations of the Company and Offeror and the Sponsors and their Syndicatees as holders of Shares.

The Investment Agreement, the Agreement to Tender and the A/R Shareholders’ Agreement are described in Section 13 — Transaction Agreements.

The holders of the Shares do not have appraisal rights as a result of the Offer. The Offer is made only for outstanding Shares.

The Offer will expire at midnight, New York City time, at the end of August 27, 2015, unless we extend the Offer. We do not presently expect to extend the Offer, unless required to do so by law or in accordance with the terms of the Investment Agreement.

The Investment Agreement and the consummation of the transactions contemplated thereby have been duly and validly authorized by the boards of directors of each of Parent and Offeror. On July 10, 2015, the Company’s board of directors unanimously approved the Investment Agreement and the A/R Shareholders’ Agreement and the transactions contemplated thereby, including the Offer. On July 30, 2015 (China time), at an extraordinary shareholders meeting of Parent, the Investment Agreement and the transactions contemplated thereby, including the Offer, were approved by Parent’s shareholders.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both of them in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer; Expiration; Proration. Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for Shares that are validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — Procedures for Tendering Shares, on or prior to the Expiration Time. “Expiration Time” means midnight, New York City time, at the end of August 27, 2015, unless extended, in which event “Expiration Time” means the latest date and time at which the Offer, as so extended, will expire.

We will purchase through the Offer a number of Shares equal to 20.0% of the issued and outstanding Shares as of immediately prior to the Expiration Time, rounded up to the nearest whole Share (the “Offer Cap”). Based on information provided by the Company, as of the close of business on July 1, 2015, 82,428,607 Shares were issued and outstanding, 20.0% of which is 16,485,722, rounded up to the nearest whole Share.

Pursuant to the Agreement to Tender, the Sponsors and their Syndicatees agreed, among other things, to accept the Offer in respect of, and tender at or prior to the Expiration Time, in the aggregate, 16,485,722 Shares, representing, in the aggregate, 20.0% of the total Shares outstanding as of July 1, 2015, rounded up to the nearest whole Share (based on the Company’s representation in the Investment Agreement that there were 82,428,607 Shares issued and outstanding as of July 1, 2015). Based on information provided by the Company, the 82,428,607 Shares issued and outstanding as of July 1, 2015 includes Shares underlying options to purchase Shares that are held by a trust for the benefit of certain employees of the Company, and there are no options on Shares or securities convertible into Shares outstanding that could increase the number of issued and outstanding Shares. If the number of outstanding Shares immediately prior to the Expiration Time is not greater than 82,428,607, the Offer Cap will be satisfied if the Sponsors and their Syndicatees comply with their tender obligations under the Agreement to Tender. Further, the Company has agreed that it will not, without our consent, issue additional Shares prior to the expiration time of this offer, so we expect that the tender of 16,485,722 Shares will represent 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of this offer, rounded up to the nearest whole Share.

If Shares representing more than the Offer Cap are validly tendered and not withdrawn prior to the Expiration Time, we will, upon the terms and subject to the conditions of the Offer, purchase Shares on a pro rata basis based on the number of Shares validly tendered and not withdrawn prior to the Expiration Time. This means that we will determine the number of Shares validly tendered and not withdrawn by each tendering shareholder and apply a proration factor to determine the number of tendered Shares we will purchase. The proration factor will equal the Offer Cap divided by the number of Shares that were validly tendered and not withdrawn (with any resulting fractional Shares rounded to the nearest whole Share).

If proration of tendered Shares is required, because of the difficulty of determining the number of Shares validly tendered and not withdrawn, we do not expect to be able to announce the final results of the proration or pay for any Shares until up to five New York Stock Exchange (“NYSE”) trading days after the Expiration Time. We will not pay for any Shares tendered until after the final proration factor has been determined. Preliminary results of the proration will be announced by press release as promptly as practicable after the Expiration Time. After the preliminary results have been made publicly available, you will be able to obtain them from Georgeson Inc. (the “Information Agent”), which has been appointed as Information Agent for the Offer, and may be able to obtain them from your broker, dealer, bank, trust company or other nominee. All Shares not accepted for payment will be returned to the stockholder or, in the case of tendered Shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, promptly after the expiration or termination of the Offer.

The Offer is subject to the conditions set forth in Section 14 — Conditions of the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase, promptly after the expiration of the Offer, all Shares validly tendered and not withdrawn prior to the Expiration Time, up to an aggregate maximum number of Shares equal to the Offer Cap.

Pursuant to the Investment Agreement, Offeror expressly reserves the right (in its sole discretion) to waive, in whole or in part, any condition to the Offer or to increase the Offer price or to make any other changes in the terms and conditions of the Offer, except that, unless approved by the Company, Offeror will not (i) reduce the Offer price or change the form of consideration payable in the Offer, (ii) change or modify the Offer Cap, (iii) add to the Offer conditions, (iv) waive, modify or change the Offer conditions relating to injunctions or similar court orders prohibiting consummation of the Offer or laws having been enacted or proceedings having been instituted that prohibit, restrain or makes illegal consummation of the Offer, (v) waive, modify or change any other Offer condition in any manner adverse to any shareholders of the Company, (vi) except as otherwise provided in the Investment Agreement, extend or otherwise change the expiration time of the Offer or (vii) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the shareholders of the Company.

Subject to the terms of the Investment Agreement and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), we expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the Offer if any condition to the Offer is neither satisfied nor waived on any scheduled Expiration Time, to delay acceptance for payment of or (regardless of whether such Shares were previously accepted for payment) payment for, any tendered Shares, to terminate the Offer, or to extend the Expiration Time for an additional period or periods until all of the conditions are satisfied or waived. Pursuant to the Investment Agreement, unless the Investment Agreement has been terminated in accordance with its terms, Offeror must (i) extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) each, if on any then-scheduled expiration time any of the Offer conditions is not satisfied or waived; (ii) extend the Offer, at the request of the Company, for no less than five and no more than ten business days, if the Company receives certain acquisition proposals (see Section 13 — Transaction Agreements — Investment and Tender Offer Agreement); and (iii) extend the Offer for the minimum period required by any applicable law, rule or regulation or any interpretation or position of the SEC, the China Securities Regulation Commission (the “CSRC”), the staff of the SEC or the CSRC, the NYSE or the Shenzhen Stock Exchange (“SZSE”) applicable to the Offer, except that the Offeror will not be required to extend the Offer beyond 45 calendar days from the date of its commencement (the “Outside Date”). During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See Section 4 — Withdrawal Rights. Our reservation of the right to delay payment for Shares which we have accepted for payment is limited by Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

Any extension, delay, termination, amendment, waiver or change of the Offer or any condition will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00a.m., New York City time, on the next business day after the previously scheduled Expiration Time. Subject to Rules 14d-4(d), 14d-6 and 14e-1 under the Exchange Act (which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such changes), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

If we make a material change in the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days generally must be required to allow adequate dissemination and investor response. If, prior to the Expiration Time, we increase or reduce (with the Company’s consent) the consideration to be paid for Shares in the Offer or change (with the Company’s consent) the number of Shares being tendered for, and if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such change in the terms of the Offer is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of ten business days. If, before the expiration of the Offer, we increase the price being paid per Share pursuant to the Offer, the changed amount of consideration per Share will be paid to all shareholders whose Shares are purchased pursuant to the Offer, whether or not their Shares were tendered before the announcement of the change in consideration.

No subsequent offering period will be available. Accordingly, if you do not tender your Shares before the Expiration Time, you will not have a subsequent opportunity to do so.

The Company has provided us with its record shareholder list for the purpose of disseminating the Offer and other offering materials to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and the other related documents will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for a number of Shares equal to the Offer Cap validly tendered and not withdrawn prior to the Expiration Time promptly after the later of (i) the Expiration Time and (ii) the satisfaction or waiver of the conditions to the Offer set forth in Section 14 — Conditions of the Offer. We will not accept for payment or pay for any Shares in excess of the Offer Cap.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the aggregate purchase price for such Shares with American Stock Transfer & Trust Company, LLC (the “Depositary”), which has been appointed as the depositary for the Offer. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied, and tendering holders of Shares must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of such Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, and (ii) the documents required by the Letter of Transmittal. Payment for such Shares will be effected as set forth in the Letter of Transmittal.

For a description of the procedures for tendering Shares pursuant to the Offer, see Section 3 — Procedures for Tendering Shares.

For purposes of the Offer, we will be deemed to have accepted for payment such number of tendered Shares as we indicate when, as and if we give written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason and such Shares are not represented by a share certificate, we will cause the registrar of the Company to make the corresponding changes in the Company’s register of members, without expense to you, promptly following the expiration, termination or withdrawal of the Offer. If you submit share certificate(s) for more Shares than are tendered or accepted, we will return share certificate(s) (or cause the Company to issue new share certificate(s)) representing such untendered or unpurchased Shares and cause the registrar of the Company to make the corresponding changes in the Company’s register of members, without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

3. Procedures for Tendering Shares.

Valid Tenders. In order for you to validly tender Shares into the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at this address (unless such Shares are currently held by the registered holder thereof in uncertificated form, in which case the deliveries set forth in this clause (A) will not be required) or (B) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Offeror may enforce such agreement against such participant (a “Book-Entry Confirmation”). The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Method of Delivery for Shares. The method of delivery of Shares, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If Share certificates and other documents are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution in order to tender your Shares in the Offer. In addition, your broker, dealer, commercial bank, trust company or other nominee may have a deadline for tendering your Shares which is earlier than the Expiration Time. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to find out its procedures for tendering your Shares and the deadline to do so.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered, unless the holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Tender Constitutes an Agreement. It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender Shares for his own account unless the person so tendering (i) has a net long position equal to or greater than the number of (a) Shares tendered, as applicable, or (b) other securities immediately convertible into, or exercisable or exchangeable for, Shares (“Equivalent Securities”) equal to or greater than the amount tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you have a “net long position” in Shares or Equivalent Securities being tendered within the meaning of Rule 14e-4, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) if we accept the Shares for payment, we will at the time of such acceptance acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

U.S. Federal Backup Withholding. Under the U.S. federal backup withholding laws, the Depositary generally will be required to withhold at the applicable U.S. federal backup withholding rate (currently 28.0%) from any payments made pursuant to the Offer unless you provide the Depositary, as applicable, your correct taxpayer identification number and certify that you are not subject to backup withholding by completing the Substitute Internal Revenue Service (“IRS”) Form W-9 included in the relevant Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a nonresident alien or a foreign entity, you generally will not be subject to backup withholding, provided you certify your foreign status by delivering an appropriate IRS Form W-8. See Section 5 — Certain Income Tax Considerations — Information Reporting and Withholding and Instruction 8 of each of the Letter of Transmittal.

Appointment of Proxy. By executing a Letter of Transmittal or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s shareholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of the Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of the Shares, for any meeting of the Company’s shareholders.

Determination of Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Parent, Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, such tenders are irrevocable, except that they may be withdrawn after the 60-day period after commencement of the Offer, unless theretofore accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Time, which notice must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares if different from that of the person who tendered such Shares. In addition, if share certificate(s) evidencing Shares to be withdrawn have been delivered to the Depositary, such notice must specify the serial number(s) shown on the share certificate(s) to be withdrawn. The notice of withdrawal must be signed by the same person who signed the relevant Letter of Transmittal. In addition, a signed notice of withdrawal must have signatures guaranteed by an Eligible Institution if signature guarantees were required in the submission of the applicable Letter of Transmittal. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — Procedures for Tendering Shares, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 — Procedures for Tendering Shares at any time prior to the Expiration Time.

We will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, which determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any shareholder, and such determination will be binding on all shareholders. None of Parent, Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Income Tax Considerations.

Certain United States Federal Income Tax Consequences of the Offer. The following discussion summarizes material U.S. federal income tax consequences of the Offer to shareholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer. This discussion is for general information only and is not tax advice. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to shareholders of the Company. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations, each as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any change could alter the tax consequences described herein. This summary also does not consider the state, or local tax treatment of a sale of Shares pursuant to the Offer or any U.S. alternative minimum tax consequences. In addition, it does not consider any non-U.S. tax consequences of the Offer.

This discussion applies only to shareholders of the Company who hold Shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares held by the Sponsors or their Syndicatees, Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to shareholders of the Company that are subject to special rules under the U.S. federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, broker-dealers, partnerships and other pass-through entities, controlled foreign corporations, passive foreign investment companies, persons subject to the alternative minimum tax, persons that own or are deemed to own ten percent or more of the Company’s voting stock, persons whose functional currency is not the United States dollar, persons holding Shares as part of a hedge, straddle, constructive sale or conversion transaction, and U.S. expatriates.

If any entity that is treated as a partnership for U.S. federal tax purposes holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the entity. If you are a partnership or a partner of a partnership or a member of a limited liability company or other entity classified as a partnership for U.S. federal tax purposes and that entity is holding Shares, you should consult your tax advisor.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Shares that is a “United States person” within the meaning of Section 7701(a)(30) of the Code because such beneficial owner is one of the following:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions;

•	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated; or an estate the income of which is subject to U.S. federal income taxation regardless of its source.

As used in this discussion, a “Non-U.S. Holder” means a beneficial owner of Shares that is an individual, corporation, estate or trust that is not a U.S. Holder as described in the bullets above.

Non-Participation in the Offer. Shareholders who do not participate in the Offer should not incur any U.S. federal income tax liability as a result of the Offer.

U.S. Holders. The receipt by a U.S. Holder of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares. Gain or loss will be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Assuming the Shares constitute capital assets in the hands of the U.S. Holder (and that the Company is not a PFIC as discussed below), any gain or loss will be long-term capital gain or loss, as the case may be, provided the U.S. Holder’s holding period for the Shares is more than one year at the time of consummation of the Offer. Long-term capital gains of non-corporate taxpayers generally are taxable at preferential tax rates. Capital gains recognized on the disposition of Shares held for one year or less will be treated as short-term capital gain, which generally is subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to limitations. Gain or loss recognized on the sale of Shares in the Offer generally will be U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Status. In general, the Company will be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes if in any taxable year (a) the average quarterly value of the Company’s gross assets that produce passive income or are held for the production of passive income is at least 50.0% of the average quarterly value of the Company’s gross assets or (b) 75.0% or more of the Company’s gross income is passive income (such as dividends, interest and certain rents and royalties). For purposes of the foregoing tests, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the gross income of any corporation of which the Company owns, directly or indirectly, at least 25.0% of the stock (by value). Based on the Company’s Annual Report, we understand that the Company does not believe it is a PFIC, but that there can be no assurances that this is the case. Further, the Annual Report states that the Company’s business plan may result in the Company engaging in activities that could cause it to become a PFIC.

If the Company was a PFIC for any taxable year during which a U.S. Holder held its Shares, certain potentially adverse U.S. federal income tax rules would apply to the sale of Shares pursuant to the Offer. Among other things, the U.S. Holder generally would be subject to additional taxes and interest charges on any gain realized on the sale of its Shares, regardless of whether the Company continues to be a PFIC. In particular, to compute the U.S. federal income tax on any gain from the sale of its Shares, (a) the gain would be allocated ratably to each day in the U.S. Holder’s holding period for its Shares, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company was a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal U.S. federal income tax rate in effect for that year, and (d) an interest charge (at the rate for underpayment of taxes for the periods described in (c) above) would be imposed with respect to any portion of the gain that is allocated to such period.

A U.S. Holder that has made a timely “mark-to-market” election with respect to its Shares may avoid the imposition of the rules described above, provided the Shares are (and continue to be) “marketable stock” for U.S. federal income tax purposes. Generally, the Shares will be considered “marketable stock” as long as they are regularly traded (as determined for U.S. federal income tax purposes) on a national securities exchange, such as the NYSE. U.S. Holders that have made (or are considering making) a mark-to-market election with respect to their Shares are urged to consult their tax advisors.

The PFIC rules are complex and affected by various factors in addition to those described above. U.S. Holders are urged to consult their tax advisors regarding the PFIC rules in connection with their potential disposition of Shares pursuant to the Offer.

Additional Tax on Net Investment Income. Certain U.S. Holders that are individuals, estates or trusts whose income exceeds certain thresholds and who have “net investment income” as defined by the Code may be subject to a 3.8% tax on unearned income, including, among other things, capital gains from the sale or taxable disposition of Shares, subject to certain limitations and exceptions. U.S. Holders should consult their tax advisors with respect to the potential application of this tax.

Non-U.S. Holders. Subject to the discussion below regarding backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale of Shares pursuant to the Offer, unless the gain is (i) recognized by a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale and meets certain other conditions or (ii) effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if an applicable income tax treaty applies, is attributable to the Non-U.S. Holder’s permanent establishment in the United States). Non-U.S. Holders whose gain is described in (i) or (ii) above should consult their tax advisors with respect to the U.S. federal income tax consequences of tendering Shares (including in the case of (ii) the possible imposition of a 30.0% U.S. federal branch profits tax).

Information Reporting and Withholding. Backup withholding, currently imposed at a rate of 28.0%, as well as information reporting, may apply to cash received pursuant to the Offer. Backup withholding will not apply, however, to a holder who:

•	in the case of a U.S. Holder, furnishes a correct taxpayer identification number (“TIN”) and certifies that it is not subject to backup withholding on IRS Form W-9 or successor form;

•	in the case of a Non-U.S. Holder, furnishes an applicable IRS Form W-8 or successor form; or

•	is otherwise exempt from backup withholding and complies with other applicable rules and certification requirements.

Backup withholding is not an additional tax and any amount withheld under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability and may entitle the holder to a refund if required information is timely furnished to the IRS. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the shareholder and payment to the shareholder pursuant to the Offer may be subject to backup withholding.

The foregoing discussion is based on the law in effect on the date of this Offer to Purchase and does not purport to be a complete summary of the potential tax consequences of the Offer. We strongly urge you to consult your tax advisors as to the specific tax consequences to you of the Offer, including the applicability and effect of U.S. federal, state, local, non-U.S. and other tax laws in your particular circumstances. Nothing in this offer to purchase is intended to be, or should be construed as, tax advice.

6. Price Range of Shares; Dividends. The Shares are listed and traded on the NYSE under the symbol “AVOL.” The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE, as reported in published financial sources, since the Company’s initial public offering on December 12, 2014:

	High	Low
2014
Fourth Quarter (starting December 12, 2014)	$19.90	$18.00
2015
First Quarter	$22.43	$18.04
Second Quarter	$24.82	$20.95
Third Quarter (through July 30, 2015)	$25.62	$22.34

On July 13, 2015, the last full trading day before the public announcement of the offer, the closing price of the Shares reported on the NYSE was $23.73 per Share. On July 30, 2015, the last full trading day before the commencement of the offer, the closing price of the Shares reported on the NYSE was $24.87 per Share. Before deciding whether to tender your Shares in this Offer, you should obtain a current market quotation for the Shares.

According to its Annual Report, the Company currently intends to retain future earnings, if any, to finance the expansion of its business and does not expect to pay any cash dividends in the foreseeable future. Also according to the Annual Report, any future determination to pay cash dividends will depend on the discretion of the Company’s board of directors (the “Company Board”), and will also depend on, among other things, the Company’s financial condition, results of operations, capital requirements, general business conditions, and any contractual restrictions and other factors that the Company Board may deem relevant.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. Shareholders that do not tender their Shares in the Offer or that do not have all of their Shares accepted because of proration will continue to be owners of Shares. As a result, such shareholders will continue to participate in the future performance of the Company and to bear the attendant risks associated with owning Shares. Shareholders that do not tender their Shares pursuant to the Offer or that do not have all of their Shares accepted because of proration may be able to sell their Shares in the future on the NYSE or otherwise at a net price higher or lower than the Offer Price. We can give no assurance, however, as to the price at which a shareholder may be able to sell his, her or its Shares in the future.

Based on information provided by the Company, as of the close of business on July 1, 2015, 2015, the Company had 82,428,607 Shares outstanding, and, as of June 19, 2015, there were a total of 26 holders of record of the (including one U.S. nominee company, CEDE & Co., which held approximately 16.8% of the outstanding Shares as of such date).

If the Shares held by the Sponsors and their Syndicatees are the primary source of Shares purchased by us pursuant to the Offer, then the proportion of the Company owned by a group of significant shareholders, currently approximately 78.0%, will not change significantly, though the composition of this group and relative ownership within it will change as a result of our addition to it. If, instead, shareholders other than the Sponsors and their Syndicatees tender in the Offer most of their Shares, then the result could be a significant reduction in the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by the public (however, we cannot predict whether a reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price). In either case, after the Shares tendered in the Offer are purchased, Offeror will beneficially own in the aggregate 20.0% of the outstanding Shares (subject to rounding) and the Sponsors and their Syndicatees will continue to hold a significant amount of the Shares and will continue to exert significant influence over the Company. Further, as mentioned above, upon consummation of the Offer, the Company, Offeror and the Sponsors and their Syndicatees will enter into the A/R Shareholders’ Agreement, which will govern certain rights and obligations of the Company and Offeror and the Sponsors and their Syndicatees as holders of Shares (see Section 13 — Transaction Agreements — A/R Shareholders’ Agreement).

Stock Exchange Listing. The Shares are listed on the NYSE. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the NYSE would normally give consideration to the prompt initiation of suspension and delisting procedures with respect to the Shares if, among other things:

•	the total number of holders of Shares (including both record holders and beneficial holders of Shares held in the name of NYSE member organizations) fell below 400;

•	the total number of holders of Shares (including both record holders and beneficial holders of Shares held in the name of NYSE member organizations) fell below 1,200 and (B) the average monthly trading volume for the most recent 12 months is less than 100,000 Shares; or

•	the number of publicly-held Shares (excluding for this purpose shares held by directors, officers or their immediate families and other concentrated holdings of 10.0% or more) fell below 600,000.

If, following the purchase of Shares in the Offer, the Company no longer meets these standards, the listing of the Shares on the NYSE could be discontinued. If the Shares cease to be listed on the NYSE, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, and other factors.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act and we do not expect that the consummation of the Offer will affect the registration of the Shares. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. We believe that, following our purchase of Shares pursuant to the Offer, the Shares will continue to constitute margin securities for purposes of the margin regulations of the Federal Reserve Board. Depending upon factors similar to those described above regarding listing and market quotations, however, it is possible the Shares might no longer constitute “margin securities” for the purpose of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning the Company. The Company is a Cayman Islands exempted company incorporated with limited liability on June 5, 2014, with principal executive offices at The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland. The telephone number of the Company’s principal executive offices is (+353) (1) 231-5800.

The Company is a leading global aircraft leasing company focused on acquiring, managing and selling commercial aircraft, and its strategy is to build and maintain a portfolio of young, modern, fuel-efficient commercial aircraft while seeking to maximize long-term earnings growth and generate attractive risk-adjusted returns through the aviation industry cycle.

The Company is a “foreign private issuer” for purposes of the SEC’s rules. As a result, the Company is subject to the information and reporting requirements of the Exchange Act applicable to foreign private issuers and, in accordance with these requirements, files reports and other information with the SEC relating to its business, financial condition and other matters. You should be able to read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call (+1) (800) SEC-0330 for further information on the operation of the Public Reference Room. The Company’s SEC filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of the Offer to Purchase.

Except as otherwise stated in this Offer to Purchase, information in this Offer to Purchase concerning the Company has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Offeror and Parent do not have any knowledge that any this information is untrue or that the Company has failed to disclose events that may have occurred and may affect the significance or accuracy of any of this information.

9. Certain Information Concerning Offeror and Parent. Offeror is a Cayman Islands exempted company incorporated with limited liability on July 9, 2015. To date, Offeror has engaged in no activities other than those incident to its formation and to the Offer. Offeror is an indirect wholly-owned subsidiary of Parent.

Parent is a Chinese public company listed on the SZSE and is the only listed leasing company in China’s A-share market. Parent has leasing businesses covering aviation, ships, containers, commercial property, infrastructure and high-end machinery leasing businesses. Parent is an indirect, majority controlled subsidiary of HNA Group Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China.

The business address of Offeror and Parent is HNA Plaza, 20/F, 26 Xiaoyun Road, Chaoyang District, Beijing, The People’s Republic of China 100125. Offeror’s and Parent’s telephone number is +1-86-10-5758-3682.

The name, business address, current principal occupation or employment, employment history and citizenship of each director and executive officer of Offeror and Parent are set forth on Schedule I to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Offeror or Parent, or to the knowledge of Offeror or Parent, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Offeror or Parent or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company and (ii) none of Offeror or Parent, or to the knowledge of Offeror or Parent, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth in this Offer to Purchase, (i) none of Offeror or Parent, or to the knowledge of Offeror or Parent, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Offeror, Parent, or any of Parent’s other subsidiaries or, to the knowledge of Offeror or Parent, any of the persons listed in Schedule I, on the one hand, and the Company or any of its executive officer, directors and/or affiliates, on the other hand.

Except as set forth in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Offeror, Parent, or any of Parent’s other subsidiaries or, to the knowledge of Offeror or Parent, any of the persons listed in Schedule I, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Offeror, Parent, or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Offeror, Parent, or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

10. Source and Amount of Funds. Offeror estimates that the total amount of funds required to purchase Shares pursuant to the Offer and to pay related fees and expenses will be approximately $449 million. Parent has committed to provide, or cause to be provided, to Offeror sufficient funds to acquire Shares pursuant to the Offer (up to the Offer Cap). Parent has available the necessary funds to satisfy these obligations.

The Offer is not conditioned on Offeror’s or Parent’s ability to finance the purchase of Shares pursuant to the Offer.

11. Background of the Offer.

As part of Parent’s regular review and evaluation of potential strategic options and business opportunities, on April 16, 2015, Adam Tan, Vice Chairman of HNA Group, met with Domhnal Slattery, Chief Executive Officer of the Company, and representatives of Bravia Capital Partners, Inc., Parent’s financial advisor (“Bravia”), in New York to discuss a potential minority investment by Parent in the Company. At this meeting, in addition to possible terms and conditions upon which such an investment would be made, Messrs. Tan and Slattery discussed how an investment by Parent in the Company could help the Company strengthen its relationships in the Chinese aviation market while allowing Parent to more rapidly expand its exposure to the global aircraft leasing sector.

In connection with the parties’ exploration of a potential transaction, Parent retained Bravia as its financial advisor and Sidley Austin LLP (“Sidley”) as its legal advisor, and the Company retained J.P. Morgan Securities LLC (“JPM”) as its financial advisor and Weil, Gotshal & Manges LLP (“Weil”) as its legal advisor. On

April 27, 2015 and April 29, 2015, Avolon Aerospace Leasing Limited, an indirect wholly-owned subsidiary of the Company (“Avolon Aerospace”), entered into mutual confidentiality agreements with Bravia Capital Hong Kong Limited, an affiliate of Bravia (“Bravia Hong Kong”), and HNA Group (International) Company Limited, an affiliate of Offeror and Parent (“HNA International”), respectively (the “Confidentiality Agreements”), to facilitate the exchange of information relating to a potential transaction or transactions between the parties or their affiliates. The Confidentiality Agreements provide that Bravia Hong Kong and HNA International, and their respective affiliates and representatives, will not, without the prior consent of the Company, acquire any securities of the Company and its subsidiaries while in possession of material non-public information concerning the Company and its subsidiaries, and in any event for a period of 12 months after the date of the respective Confidentiality Agreement.

In May and June of 2015, Parent conducted diligence with respect to the Company and its assets. Parent’s diligence procedures during this time period included reviewing the Company’s aircraft portfolio and new aircraft order pipeline through available publicly available information.

From April 30, 2015 through May 10, 2015, the parties explored a number of alternative deal structures and held a series of discussions relating thereto. On May 11, 2015, the Company sent an initial draft of a non-binding term sheet to Parent pursuant to which, among other things, Parent would purchase 20% of the Company’s Shares from existing shareholders.

From May 11, 2015 through June 21, 2015, the Company and Parent and their respective financial and legal advisors engaged in a series of negotiations of deal terms and exchanged multiple drafts of the non-binding term sheet. Among other things, the parties negotiated the structure of Parent’s investment, Parent’s standstill obligations, restrictions on transfer on the Shares to be acquired by Offeror, Offeror’s representation on the Company Board and other governance provisions.

At the same time, the parties discussed the terms and conditions on which a subsidiary of the Company could enter into a sale and leaseback transaction in respect of five Boeing 787-9 aircraft (the “Sale Leaseback Transaction”) with Hainan Airlines Company Limited, an affiliate of Offeror and Parent (“Hainan Airlines”). On June 12, 2015, the Company sent a draft letter of intent (the “Sale Leaseback LOI”) to Bravia and Hainan Airlines. From June 15, 2015 through June 24, 2015, Company executives engaged with Hal Hayward of Bravia, in his capacity as a representative of Hainan Airlines, to review and comment on the Sale Leaseback LOI.

On June 22, 2015, the Company and Parent executed the non-binding term sheet, which set forth the principal structure of the Offer (the “Offer Term Sheet”). The Offer Term Sheet remained subject to the drafting and negotiation of definitive agreements, except that the Company granted Parent a period of negotiating exclusivity until July 13, 2015, subject to exceptions for certain unsolicited offers.

On June 26, 2015, Company executives met with representatives of Bravia and Hainan Airlines regarding the Sale Leaseback LOI. The majority of the commercial terms of the Sale Leaseback Transaction were agreed between the parties on June 26, 2015. From June 27, 2015 through July 3, 2015, there were further discussions between the parties regarding the Sale Leaseback Transaction, and, on July 4, 2015, the parties finalized the Sale Leaseback LOI.

On June 29, 2015, the Company sent initial drafts of the Investment Agreement, the Agreement to Tender and the Restated Shareholders’ Agreement to Parent and its financial and legal advisors.

During the weeks of June 29 and July 6, 2015, the Company and its advisors, Parent and its advisors and the Sponsors and their Syndicatees and their advisors exchanged multiple drafts of the transaction documents. A number of calls occurred wherein the parties negotiated the terms of transaction documents and discussed various issues. During these negotiations, the parties agreed that Offeror would pay the Deposit into escrow prior to consummation of the Offer, to be held in accordance with the Investment Agreement and the Escrow Agreement.

On July 5, 2015, the Company provided drafts of the definitive purchase, lease and ancillary documentation related to the Sale Leaseback Transaction (the “Sale Leaseback Documentation”) to Bravia and Hainan Airlines. From July 7, 2015 through July 9, 2015, the Company, Hainan Airlines and Bravia met in Beijing with their respective outside counsel to review the draft Sale Leaseback Documentation. Several rounds of discussion took place and a number of revised drafts of the Sale Leaseback Documentation were exchanged. The meetings adjourned on July 9, 2015 with the Sale Leaseback Documentation agreed to in substantially final form with the exception of a small number of specific open issues.

On July 10, 2015, the Company Board approved the Sale Leaseback Transaction. From July 10, 2015 through July 13, 2015, the final outstanding issues in the Sale Leaseback Documentation were resolved. On July 14, 2015 (China time and Dublin time), Avolon Aerospace and Hainan Airlines entered into the Sale Leaseback Documentation. Hainan Airlines’ board of directors approved the Sale Leaseback Transaction on July 27, 2015 subject to the consummation of the Offer.

On July 10, 2015, the Company Board unanimously approved the Investment Agreement and the Restated Shareholders Agreement negotiated among the parties and the transactions contemplated thereby, including the Offer.

On July 13, 2015, Parent’s board of directors unanimously approved the Investment Agreement, the Agreement to Tender and the Restated Shareholders Agreement, and the transactions contemplated by such agreements, including the Offer.

On July 14, 2015, following the approvals described above, the Company, Parent and Offeror executed the Investment Agreement, Offeror and each Sponsor and their Syndicatees executed the Agreement to Tender and the Company and Parent issued a joint press release announcing the execution of the Investment Agreement and the Agreement to Tender.

On July 19, 2015, Weil informed Parent and its representatives that the Company received, on July 17, 2015, New York time, a Qualifying Proposal (as defined in the Investment Agreement). This was confirmed by a letter from the Company to Parent dated July 20, 2015. On July 23, 2015, Parent delivered a letter to the Company expressing Parent’s desire to submit a proposal to purchase 100% of the Company. On July 24, 2015, Mr. Tan and representatives from Bravia met with representatives from JPM and Morgan Stanley, an additional investment bank that represents the Company. At this meeting, the representatives from JPM and Morgan Stanley informed Mr. Tan and Bravia that the Qualifying Proposal was for a purchase of 100% of the Company. Mr. Tan and Bravia reiterated Bohai’s desire to submit a proposal to purchase 100% of the Company, while at the same time continuing to move forward with the transactions contemplated by the Investment Agreement. In response, JPM and Morgan Stanley requested that Parent submit, by close of business on July 28, 2015, a term sheet setting forth certain principal terms and conditions upon which Parent would be willing to enter into such a transaction. On July 25, 2015, JPM and Morgan Stanley provided Parent with an initial draft template of such term sheet with certain fundamental required terms. On July 28, 2015, Parent submitted a non-binding term sheet setting forth the principal terms and conditions upon which Parent would be willing to purchase 100% of the outstanding capital stock of the Company at a price of $31.00 per Share, with no financing condition. The term sheet provides that the proposed transaction would be subject to satisfaction of Parent’s due diligence review and negotiation and execution of definitive agreements with respect to the proposed transaction. The parties are engaged in continuing discussion relating to the proposed transaction. If any definitive agreements are executed with respect to the proposed transaction, the Offer will be amended or terminated as needed to reflect the structure of such proposed transaction.

On July 22, 2015, the Company, Offeror and Citibank, N.A., as escrow agent, executed the Deposit Escrow Agreement, and Offeror delivered the Deposit to the escrow agent to hold in accordance with the Investment Agreement and the Deposit Escrow Agreement.

On July 30, 2015, an extraordinary shareholders meeting of Parent to approve the Investment Agreement and the transactions contemplated thereby, including the Offer, was held. At this meeting, the Investment Agreement and the transactions contemplated thereby, including the Offer, were approved by Parent’s shareholders.

On July 31, 2015, pursuant to the Investment Agreement, Offeror commenced the Offer.

12. Purpose of the Offer.

Purpose of the Offer. We are making this Offer for investment purposes and because we believe a strategic relationship between the Company and Parent, of which our investment in the Company is a part, would provide opportunities for the Company to strategically grow its commercial aircraft leasing business while allowing Parent to more rapidly expand its exposure to the global aircraft leasing sector.

Plans or Proposals. Except for the transactions contemplated by this Offer to Purchase, and except as otherwise set forth in Section 11 — Background of the Offer, neither we nor, to our knowledge, any of our affiliates or the people listed on Schedule I hereto have any current plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the board of directors or management of the Company, any material change in the Company’s indebtedness, capitalization or dividend rate or policy or any other material change in the Company’s corporate structure or business.

While we do not, except as otherwise set forth in Section 11 — Background of the Offer, have any definitive plans or proposals regarding any of the foregoing as of the date of this Offer to Purchase (except as set forth above), we intend to review our investment in the Company continually, and subject to our obligation to update this Offer to Purchase to reflect material changes in the information contained herein, we may, subject to the terms and conditions of the Restated Shareholders Agreement (as discussed in Section 13 — Transaction Agreements): (i) acquire additional Shares through open market purchases, private agreements or otherwise (subject to Exchange Act Rule 14e-5 (which generally prohibits us from purchasing Shares outside of the Offer)), (ii) dispose of any or all of the Shares we own, (iii) propose certain business strategies to the Company, or (iv) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the preceding paragraph. In reaching any decision as to our course of action (as well as to the specific elements thereof), we anticipate we would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to us; developments with respect to our business; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the Shares. Notwithstanding the above, any course of action taken by will be subject to the restrictions described in the Confidentiality Agreements, the Investment Agreement and, after consummation of the Offer, the Restated Shareholders Agreement (see Section 11 — Background of the Offer and Section 13 — Transaction Agreements).

13. Transaction Agreements.

The following are summaries of the material provisions of the Investment Agreement, the Agreement to Tender and the A/R Shareholders’ Agreement (each as defined below). Such summaries do not purport to be complete and are qualified in their entirety by reference to these agreements, copies of which are attached as exhibits to the Schedule TO and are incorporated herein by reference. For a complete understanding of these agreements, you are encouraged to read the full text of them.

Investment Agreement.

On July 14, 2015, Offeror, Parent and the Company entered into an Investment and Tender Offer Agreement (the “Investment Agreement”), pursuant to which, among other things, the Offeror agreed to commence and consummate a tender offer to purchase 20.0% of the issued and outstanding Shares as of immediately prior to the expiration of such tender offer (the “Offer”) at a price of $26.00 per share (the “Offer Price”) and on the other terms and subject to the conditions set forth therein. As used herein, the “Offer Cap” means 20.0% of the issued and outstanding Shares as of immediately prior to the Expiration Time (as defined below in the section titled “Conditions, Timing and Amendments”). In this section entitled Investment Agreement, unless the context requires otherwise, capitalized terms that are not defined in this statement have the meanings ascribed to them in the Investment Agreement.

On July 30, 2015 (China time), Parent held an extraordinary shareholders meeting at which the Investment Agreement and the transactions contemplated by it, including the Offer, were approved by Parent’s shareholders.

Conditions, Timing and Amendments. Subject to the Offer Cap, Offeror is obligated to accept for payment, and pay for, Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time, subject to the satisfaction of or waiver by Offeror of, the conditions that are described below under Conditions to the Offer. Offeror expressly reserves the right (in its sole discretion) to waive, in whole or in part, any condition to the Offer or to increase the Offer price or to make any other changes in the terms and conditions of the Offer, except that, unless approved by the Company, Offeror shall not:

(i) reduce the Offer price or change the form of consideration payable in the Offer (other than by adding consideration);

(ii) change or modify the Offer Cap, which is 20.0% of the outstanding shares of the Company as of immediately prior to the Expiration Time of the Offer;

(iii) add to the Offer conditions;

(iv) waive or change the Offer conditions relating to (A) injunctions or similar court orders, or newly enacted laws or regulations prohibiting consummation of the Offer, (B) any suit, action or proceeding restraining consummation of the Offer or (C) the Parent shareholder approval;

(v) waive or change any other Offer condition in any manner adverse to any shareholders of the Company;

(vi) except as otherwise provided in the Investment Agreement, extend or otherwise change the expiration date of the Offer; or

(vii) otherwise amend any of the other terms of the Offer in any manner adverse to the shareholders of the Company.

Unless the Investment Agreement terminates in accordance with its terms, Offeror shall:

(i) extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) each, if on any then-scheduled Expiration Time any of the Offer conditions are not satisfied or waived;

(ii) extend the Offer, at the request of the Company, for no less than five and no more than ten business days, if the Company has received, an Alternative Proposal (as defined below in the section titled “No Solicitation Provisions”) that constitutes or could reasonably be expected to result in a Qualifying Proposal (as defined below in the section titled “No Solicitation Provisions”); and

(iii) extend the Offer for the minimum period required by any applicable law, rule or regulation or any interpretation or position of the SEC or the CSRC, the staff of the SEC or the CSRC, or the NYSE or the SZSE applicable to the Offer.

Notwithstanding the above requirements, Offeror will not be required to extend the Offer beyond September 14, 2015.

Representations and Warranties. In the Investment Agreement, the Company has made customary representations and warranties to Parent and Offeror, including representations relating to: organization and qualification; subsidiaries; capitalization; information in the offer documents and the Schedule 14D-9; authority; no conflicts; required filings and consents; permits; SEC filings; financial statements; internal controls; compliance with law; absence of certain changes or events; litigation; and brokers.

In the Investment Agreement, Parent and Offeror have made customary representations and warranties to the Company, including representations relating to: organization and qualification; authority; no conflicts; required filings and consents; investigations and litigation; information in the offer documents; sufficient funds; and brokers.

Operating Covenants. The Investment Agreement provides that, unless the Investment Agreement is terminated, from the date of the Investment Agreement to the Offer Closing, the Company (i) will conduct its business in the ordinary course of business and (ii) will not, without Offeror’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), take certain actions, including restrictions on:

•	declarations or payments of dividends;

•	splits, combinations or reclassifications of equity interests;

•	changes to financial accounting policies or procedures;

•	amendments to the memorandum and articles of association or similar applicable charter documents that are in any manner adverse to Offeror;

•	mergers, consolidations, liquidations, dissolutions, or recapitalizations;

•	adoption or implementation of a shareholder rights plan inconsistent with the A/R Shareholders’ Agreement;

•	issuances, sales, pledges, charges, dispositions or encumbrances of any shares of share capital or other ownership interest in the Company;

•	purchases or redemptions of share capital;

•	redemptions, repurchases or prepayment of indebtedness prior to maturity, or the incurrence, assumption or guarantee or any indebtedness, subject to certain exceptions; and

•	entry into certain related party transactions.

No Solicitation Provisions. The Investment Agreement prohibits the Company and its subsidiaries from taking directly or indirectly any of the following actions, and requires the Company and its subsidiaries to use their reasonable best efforts to cause their representatives not to directly or indirectly take any of the following actions:

•	soliciting any Alternative Proposal; or

•	participating in any negotiations regarding an Alternative Proposal with, or furnishing any nonpublic information or regarding an Alternative Proposal to, any Person that has made an Alternative Proposal.

Under the Investment Agreement, an “Alternative Proposal” is a bona fide written proposal or offer made by any third party for (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company, (ii) the acquisition by any Person of all or substantially all of the assets of the Company on a consolidated basis, (iii) the acquisition by any

Person of more than 5% of the outstanding Shares or (iv) any proposal by any Person to acquire, to be acquired by, merge with any Person, or otherwise engage in a business combination transaction with any Person (or series of transactions) with the Company or any of its subsidiaries.

Notwithstanding the no solicitation prohibitions described above, the Company may take certain actions if it receives an Alternative Proposal that it determines is or could reasonably be expected to result in a Qualifying Proposal. Under the Investment Agreement a “Qualifying Proposal” is an Alternative Proposal which relates to (i) a merger or other business combination involving any third party obtaining control of the Company, (ii) an acquisition of substantially all the Company’s assets, (iii) an acquisition of more than fifty percent of the Company’s Shares or (iv) a transaction involving a merger or share exchange between the Company and a third party engaged in a similar line of business whereby the shareholders of such third party involved in such transaction receive at least 30% of the shares of the surviving entity in such transaction.

If at any time prior to consummation of the Offer the Company receives an Alternative Proposal which did not result from its breach in any material respect of the non-solicitation provisions in the Investment Agreement and (A) which constitutes a Qualifying Proposal or (B) which the Company Board determines in good faith could reasonably be expected to result in a Qualifying Proposal, the Company may: (x) furnish non-public information to the third party making such Alternative Proposal (subject to receiving from the third party an executed confidentiality agreement), (y) engage in discussions or negotiations with a third party with respect to the Alternative Proposal, and/or (z) require Offeror to extend the Offer, for no less than five and no more than ten business days (except that such extension will not cause the Expiration Time of the Offer to be later than 12:00 Midnight, New York City Time, at the end of September 14, 2015.

In addition, the Company Board may terminate the Investment Agreement if it receives an Alternative Proposal that the Company Board determines, acting reasonably and in good faith, is a Qualifying Proposal. In such case, a termination fee of $8 million will be payable by the Company to Offeror.

Offeror may terminate the Investment Agreement if (A) the Company furnishes non-public information to a third party making an Alternative Proposal or engages in discussions or negotiations with the third party with respect to an Alternative Proposal and (B) on the day that is five Business Days prior to the Expiration Date of the Offer (as may be extended), the Company has not terminated, by written notice given to such third party and Offeror, such furnishing of information to, or such discussions or negotiations with, such third party. If Offeror terminates the Investment Agreement under the circumstances described in the immediately preceding sentence and within one year after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, a Qualifying Transaction with the third party that made the Alternative Proposal that gave rise to such right of the Offeror to terminate the Investment Agreement, then the Company shall pay a fee of $8 million to Offeror upon the consummation of such transaction.

The Company must promptly notify Offeror of (i) the receipt by the Company of any Alternative Proposal, (ii) any request for information or inquiry from any third party that expressly contemplates, or that the Company believes would reasonably be expected to lead to, an Alternative Proposal and (iii) any determination by it that an Alternative Proposal constitutes a Qualifying Proposal or could reasonably be expected to result in a Qualifying Proposal.

Efforts to Consummate the Offer. The Investment Agreement requires the Company, Parent and Offeror to use all reasonable best efforts to cause to be taken all actions, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate the Offer.

Deposit Escrow. In accordance with the Investment Agreement, on July 22, 2015, Parent, on behalf of Offeror, delivered to the Escrow Agent $25,000,000 (the “Deposit”) for the Escrow Agent to hold in accordance with the Investment Agreement and the Deposit Escrow Agreement. The Deposit will only be released to Offeror or the Company, as the case may be, upon joint written instructions signed by the Offeror or the Company and under certain conditions, including:

(i) to the extent elected by Offeror, to offset amounts payable by Offeror in respect of the Shares validly tendered and not validly withdrawn pursuant to the Offer; or

(ii) if the Company validly terminates the Investment Agreement as a result of (A) a breach by Parent or Offeror of certain representations, including (i) those related to their authority to enter into the Investment Agreement and consummate the Offer, (ii) that the Offer does not violate any law and (iii) that there are no investigations or lawsuits that would prevent or delay the consummation of the Offer, or (B) a failure of Parent to provide funding to Offeror to consummate the Offer, as described below, (C) a failure of Offeror to consummate the Offer when all Offer conditions are met or (D) a failure of Parent to obtain shareholder approval by August 3, 2015.

Financing. Parent has committed to provide or cause to be provided to Offeror $403,636,000, which, together with the Deposit, will provide sufficient funding for Offeror to pay for the Shares in the Offer.

Conditions to the Offer. Subject to the Offer Cap, Offeror is not required to accept for payment, and pay for, Shares validly tendered and not validly withdrawn pursuant to the Offer if any of the following conditions exists:

•	there have not been validly tendered that number of Shares which would represent 20.0% of the issued and outstanding Shares as of immediately prior to the Expiration Time of the Offer;

•	(i) any injunction or similar order or any newly enacted law or regulation prohibits the consummation of the transactions contemplated by the Investment Agreement or (ii) any suit, action or proceeding is pending pursuant to which any governmental entity is seeking to restrain the consummation of such transactions and has a reasonable likelihood of success;

•	(i) any of the Company’s representations in Section 2.02(a) (Share Capital) of the Investment Agreement are not accurate in all material respects as of July 14, 2015 and as of the Offer Closing as if made at and as of such time, except that any inaccuracies of any representation resulting from the exercise of any options to purchase Shares shall be disregarded for all purposes of this condition; or (ii) any of the Company’s other representations are not accurate, as of the consummation of the Offer as if made as and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be so accurate that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	the Company fails to comply with any of its material agreements under the Investment Agreement in any manner which would reasonably be expected to result in a Company Material Adverse Effect;

•	any event, condition, change or effect has occurred that constitutes a Company Material Adverse Effect or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

•	the Investment Agreement terminates in accordance with its terms.

Termination. The Investment Agreement may be terminated, and the transactions contemplated by the Investment Agreement may be abandoned, at any time prior to consummation of the Offer:

•	by mutual written consent of Parent, Offeror and the Company;

•	by either Offeror or the Company if consummation of the Offer has not occurred on or before September 14, 2015 (the “Outside Date”), except that this right to terminate will not be available to any party whose breach (or whose Affiliate’s breach) of any representation or agreement in any of the Transaction Documents has caused or resulted in the failure of the consummation of the Offer to have occurred on or before the Outside Date;

•

by either Offeror or the Company if any court of competent jurisdiction issues or enters an injunction or similar order permanently enjoining or otherwise permanently prohibiting the consummation of the Offer or the other transactions contemplated by the Investment Agreement or Agreement to Tender and such injunction is final and non-appealable, except that (i) this right to terminate will not be available to a party unless it has complied with its obligations under Section 4.03 (Efforts) of the Investment Agreement, including using such efforts as are required thereby to prevent, oppose and remove such injunction;

•	by the Company if the Offer conditions are satisfied and Offeror fails to consummate the Offer within three Business Days thereafter;

•	by the Company if it has received an Alternative Proposal that the Company Board has determined is a Qualifying Proposal;

•	by the Company if Parent or Offeror shall have breached in any material respect any of its representations or agreements in the Investment Agreement or the Agreement to Tender, which breach cannot be cured by the Outside Date or, if curable, is not cured within thirty days following the Company’s delivery of written notice to Parent or Offeror (provided that the Company is not then in material breach of any representation or agreement in any of the Transaction Documents);

•	by the Company if (i) the representations of Parent and Offeror in Section 3.02(b) or (c) (Consents and Filings; No Violations) of the Investment Agreement (without giving effect to any “Offeror Material Adverse Effect” qualifications therein) is not accurate as of any time after the execution of the Investment Agreement and (ii) such failure is reasonably likely to prevent consummation of the Offer from occurring within three Business Days of the date that is twenty Business Days following the commencement of the Offer;

•	by Offeror if the representations of the Company are not accurate in all material respects or the Company has breached in any material respect any of its agreements in the Investment Agreement, in each case only if such failure (i) would result in the failure of any Offer condition and (ii) cannot be cured by the Outside Date or, if curable, is not cured within thirty days following Offeror’s delivery of written notice to the Company (provided that Offeror is not then in material breach of any representation or agreement in the Transaction Documents); or

•	by Offeror if (i) the Company has furnished non-public information to a third party making an Alternative Proposal or engaged in discussions or negotiations with such third party with respect to such Alternative Proposal and (ii) on the day that is five Business Days prior to the Expiration Time, the Company has not terminated, by written notice given to such third party and Offeror, such furnishing of information to, or such discussions or negotiations with, such third party.

The foregoing description of the Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, a copy of which is filed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015 and is incorporated herein by reference.

Agreement to Tender.

On July 14, 2015, Offeror and the Sponsors and their Syndicatees entered into an Agreement to Tender (“Agreement to Tender”). Pursuant to the Agreement to Tender, the Sponsors and their Syndicatees agreed to, among other things:

•	accept the Offer in respect of, and tender at or prior to the Expiration Time, certain of each such Sponsor’s and their Syndicatees’ Shares, which in the aggregate consists of 16,485,722 Shares, representing, in the aggregate, 20% of the total outstanding Shares as of July 14, 2015 (the “Subject Shares”);

•	not withdraw any Subject Shares tendered pursuant to the Offer unless the Offer or the Agreement to Tender is terminated;

•	certain restrictions on the Subject Shares;

•	non-solicitation restrictions that are substantially similar to the non-solicitation restrictions to which the Company agreed in the Investment Agreement;

•	waive any preemptive rights with respect to any Subject Shares in connection with the Offer; and

•	execute a counterpart to the A/R Shareholders’ Agreement upon consummation of the Offer.

The Agreement to Tender terminates (i) automatically upon termination of the Investment Agreement in accordance with its terms or (ii) by either Offeror on the one hand, or the Sponsors and their Syndicatees, on the other, if any court of competent jurisdiction or other governmental entity issues a final and nonappealable judgment or order, or takes any other final and nonappealable action restraining any of the transactions contemplated by the Agreement to Tender.

A/R Shareholders’ Agreement.

At the Offer closing, the Company, Offeror and the Sponsors and their Syndicatees will enter into the A/R Shareholders’ Agreement. The following is a summary of the material provisions of the A/R Shareholders’ Agreement. In this section entitled A/R Shareholders’ Agreement, unless the context requires otherwise, capitalized terms that are not defined in this statement have the meanings ascribed to them in the A/R Shareholders’ Agreement.

Board Nomination Rights. Pursuant to the A/R Shareholders’ Agreement, the Company Board will be increased from 11 to 12 members. Each of Cinven, CVC and Oak Hill Capital Funds (each, a “Majority Sponsor” and, collectively, the “Majority Sponsors”) will have right to nominate (i) two members to the Company Board so long as such Majority Sponsor holds at least 10% of the outstanding Shares and (ii) one member to the Company Board so long as it holds at least 5% of the outstanding Shares (each, a “Majority Sponsor Director” and, collectively, the “Majority Sponsor Directors”). In addition, Sponsors holding at least 2.5% of the outstanding Shares will have the right to appoint an observer to attend all meetings of the Company Board and (so long as such Sponsor does not have a Majority Sponsor Director appointed to the Company Board) and all meetings of any committee of the Company Board (so long as such Sponsor does not have a Majority Sponsor Director appointed to such committee of the Company Board). At such time as a Majority Sponsor loses its right to nominate one of its two directors by falling below the 10% ownership threshold, the Company Board will correspondingly be reduced in size. At such time as a Majority Sponsor loses its right to nominate its remaining director by falling below the 5% ownership threshold, the vacancy will be filled as provided in the Company’s memorandum and articles of association. The remaining members of the Company Board (other than the Offeror director) will initially consist of two members of management (the “Management Directors”) and three independent directors. The terms “Cinven”, “CVC” and “Oak Hill Capital Funds” have the meanings given to such terms in the Annual Report.

Offeror will have the right to nominate one member to the Company Board (the “Offeror Director”) so long as Offeror holds at least 15% of the outstanding Shares. If Offeror loses its right to nominate a director by falling below the 15% ownership threshold, such vacancy will be filled as provided in the Company’s memorandum and articles of association. If the Offeror Director takes on a Conflicting Role (as defined below), then Offeror must, as soon as practicable, remove the Offeror Director upon notice to the Company. At any time that the Offeror Director has taken on a Conflicting Role after learning of such event, the Offeror Director may be excluded (in the discretion of the Company Board) from any discussions regarding competitively sensitive information regarding the Company or any of its subsidiaries.

The initial Offeror Director will be named at the time of execution of the A/R Shareholders’ Agreement. From the date of consummation of the Offer until the date on which the Sponsors collectively cease to hold at least 20.0% of the outstanding Shares (the “Restricted Period”), any replacement Offeror Director must be reasonably acceptable to the Company Board at the time of the Offeror Director’s appointment. Further, the Offeror Director must not, at any time while serving as a director on the Company Board, serve as an executive officer or on the board of directors or comparable governing body (or be an observer to or have access to any confidential information) of any Person engaged in the same or similar line of business with the Company or its material subsidiaries and in competition with the Company or any of its material subsidiaries in any area of the world (a “Conflicting Role”). The Offeror Director also must be independent (within the meaning of the NYSE rules) and must not cause any adverse disclosure under Item 401(f) of Regulation S-K (which concerns involvement of a person in certain bankruptcy proceedings, criminal proceedings, violations of the securities laws or fraud, or other specified matters). The Offeror Director is not permitted to disclose or provide access to any confidential information relating to the Company and its subsidiaries or any discussions that take place in any Company Board meetings to any affiliate of Offeror that is a competitor of the Company.

Committee Appointment Rights. Each of the remuneration committee and the nominating and corporate governance committee will initially be composed of six members. Each of the Majority Sponsors will have the right to appoint one member to each such committee so long as the Majority Sponsors hold, in the aggregate, at least 50% of the outstanding Shares. At such time as the Majority Sponsors hold less than 50% of the outstanding Shares in the aggregate, each of the remuneration committee and the nominating and corporate governance committees shall be reduced to four members, and the Majority Sponsors will have the right to collectively appoint one member to each such committee so long as they collectively own at least 10% of the outstanding Shares (except that if a Majority Sponsor does not individually own at least 5% of the Shares, such Majority Sponsor shall not be entitled to participate in such collective appointment).

For so long as the Offeror Director is eligible to be a director on the Company Board and Offeror holds at least 15% of the outstanding Shares, Offeror will have the right to appoint the Offeror Director as a member to both the Company’s nominating and corporate governance committee and the remuneration committee. In the event that Offeror ceases to hold at least 15% of the Shares, Offeror will no longer have the right to appoint any members of the nominating and corporate governance committee or the remuneration committee, and the size of each such committee shall be reduced by one member.

Shareholder Reserved Matters. For so long as the Sponsors hold in the aggregate at least 25% of the Shares, the following matters will require the prior approval of Sponsors holding a majority of the Shares then held by the Sponsors:

•	any Change of Control Transaction;

•	any merger, amalgamation or consolidation of the Company or the spinoff of a business of the Company with assets in excess of $250 million;

•	the sale, conveyance transfer or other disposition of all or substantially all of the material assets of the Company or its material subsidiaries;

•	any issuance or repurchase of equity securities or securities exchangeable or convertible into equity securities by the Company for an aggregate consideration in excess of $250 million;

•	the appointment, removal or change in the compensation of the chief executive officer and the president and chief commercial officer; and

•	the appointment and removal of any of the independent directors to the Company Board.

For so long as the Sponsors hold in the aggregate at least 25% of the outstanding Shares, the following matters will require the prior approval of the Sponsors and Offeror (collectively, the “Principal Investors”) holding a majority of the Shares then held by the Principal Investors:

•	commencement of any proceeding for the voluntary dissolution, winding up or bankruptcy of the Company or a material subsidiary;

•	any non-pro rata reduction to the share capital of the Company or its material subsidiaries, except as required by law;

•	certain amendments the Company’s memorandum and articles of association;

•	any change in the principal line of business of the Company; and

•	any appointment to the Company Board contrary to the A/R Shareholders’ Agreement or the memorandum and articles of association.

However, if Offeror owns a greater number of Shares than the number of Shares owned by the Sponsors in the aggregate, Offeror will not be entitled to exercise its approval rights as a Principal Investor with respect to the foregoing matters without the approval of at least one Sponsor that holds Shares at such time. Further, if any matters described in the last three bullets above results from a Change of Control Transaction, then Offeror will not be entitled to exercise its approval rights as a Principal Investor with respect thereto unless such matters would discriminate against Offeror in a manner that is disproportionately and materially adverse to Offeror’s rights and obligations as compared to the Sponsors.

Board Reserved Matters. For so long as the Sponsors hold in the aggregate at least 25% of the outstanding Shares, the following matters will require the affirmative vote of a majority of the Majority Sponsor Directors:

•	entering into, amending or terminating any contract or other agreement in an amount exceeding $250 million;

•	the sale, conveyance, transfer or other disposition of property or assets of the Company or any of its subsidiaries with an aggregate fair market value in excess of $250 million;

•	the institution or settlement by the Company or any of its subsidiaries of any litigation or arbitration with an amount in controversy in excess of $250 million;

•	the declaration or payment of dividends or other distributions in respect of the Company’s share capital;

•	except as required by changes in law or U.S. GAAP, any change to the material accounting policies of the Company;

•	except as required by changes in law or changes which are consistent with changes to the tax policies or positions of affiliates of the Company in the United States, any change to the material tax policies or positions of the Company;

•	any change in the compensation of members of the Company Board in their capacity as directors;

•	any investment by the Company or any of its subsidiaries in, or the acquisition of, any material assets or entity (other than investments in wholly-owned subsidiaries), or the entry by the Company or any of its subsidiaries into any joint ventures, partnerships or similar arrangements, in an aggregate amount in excess of $250 million;

•	the incurrence by the Company or any of its subsidiaries of any indebtedness for borrowed money or the assumption of any fixed or contingent obligations with a principal amount in excess of $500 million;

•	the approval of any annual budget of the Company;

•	any issuance of equity or equity-linked securities by the Company, other than pursuant to any equity-based compensation plans;

•	the hiring or removal of the Company’s chief financial officer;

•	any change in the compensation of the executive officers of the Company (other than the chief executive officer and the president and chief commercial officer); and

•	the adoption, modification or termination of any equity-based incentive plan.

For so long as the Sponsors hold in the aggregate at least 25% of the outstanding Shares, the following matters will require the affirmative vote of a majority of the Directors constituting the Offeror Director and the Majority Sponsor Directors:

•	the entry by the Company or any of its subsidiaries into new business lines; and

•	certain transactions between the Company and its affiliates.

However, if either of the foregoing matters results from a Change of Control Transaction, then approval of such matters will not include the Offeror Director and will only require the affirmative vote of a majority of the Majority Sponsor Directors, unless any of the proposed actions would discriminate against Offeror in a manner that is disproportionately and materially adverse to Offeror’s rights and obligations as compared to the Sponsors.

Transfer Restrictions. Offeror will be subject to certain transfer restrictions, including the following:

•	Offeror cannot sell any Shares for one year following consummation of the Offer (the “Lock-up Period”), subject to certain exceptions relating to transfers to affiliates of Offeror or a Change of Control Transaction recommended by the Company Board; and

•	following the expiration of the Lock-up Period, Offeror can sell Shares only in limited circumstances, such as (i) in a sale to the public, (ii) in a sale pursuant to the tag-along rights set forth in the A/R Shareholders’ Agreement, (iii) to certain permitted transferees, (iv) pursuant to a foreclosure by a recourse lender, if any, to whom Offeror pledges its Shares (so long as such lender agrees to be bound by Offeror’s obligations under the A/R Shareholders’ Agreement), (v) pursuant to a Change of Control Transaction recommended by a majority of the Company Board and (vi) a non-public sale if the proposed transferee is not a competitor of the Company, would not reasonably be expected to cause the Company to become subject to materially adverse regulatory or legal obligations and agrees to be bound by the obligations of Offeror under the A/R Shareholders’ Agreement.

Drag-Along Obligations and Premium Refund. Offeror has agreed to sell its Shares and otherwise vote for and support any Change of Control Transaction that is approved by the Company Board and, to the extent required, the Sponsors, including by taking all necessary actions as reasonably requested by the Company Board and the Sponsors to ensure consummation of such Change of Control Transaction. The definition of Change of Control Transaction in the A/R Shareholders’ Agreement includes (a) any merger of the Company with or into any other Person, or any other business combination or transaction (or series of related transactions), whether or not the Company is a party thereto, in which the shareholders of the Company immediately prior to such transaction own, directly or indirectly, shares representing less than 50.1% of the voting shares of the Company or other surviving entity immediately after such transaction; (b) a sale or other disposition of substantially all the consolidated assets of the Company and its subsidiaries or (c) any transaction or series of related transactions, whether or not the Company is a party thereto, after giving effect to which in excess of 50.1% of the Company’s voting power is owned directly or indirectly by any Person and its “affiliates” or “associates” (as such terms are defined in the Exchange Act Rules) or any Group.

If the purchase price per Share in any such Change of Control Transaction during the two-year period after consummation of the Offer (together with any dividends, redemption proceeds or similar amounts per Share received by Offeror following the consummation of the Offer) (the “Total Proceeds Per Share”) is less than the Offer Price (as adjusted), the Sponsors and their Syndicatees will pay or cause to be paid to Offeror an amount per Share to be sold equal to the Offer Price less the greater of (x) the Total Proceeds Per Share and (y) $18.90 (as adjusted) (such resulting amount, the “Premium Refund”). After such time as the Sponsors no longer hold, in the aggregate, at least 25% of the outstanding Shares, but prior to the date of the second anniversary of the Offer, the obligation to pay or cause to be paid to Offeror any such Premium Refund will become an obligation of the Company.

Standstill Restrictions. Offeror has agreed to customary standstill restrictions that will prohibit Offeror and its affiliates, for a period of two years after consummation of the Offer, from, among other things, (i) acquiring additional Shares or any material assets of the Company or its subsidiaries, (ii) publicly offering or proposing to enter into or any merger, business combination, or other extraordinary transaction involving the Company or its subsidiaries, or (iii) initiating any shareholder proposal or the convening of any shareholders’ meeting of the Company or otherwise seeking to influence, advise or direct the vote of any other holder of Shares. However,

Offeror will not be prohibited from making private acquisition offers in respect of the Company (including to the Company Board), provided that any such private offer shall not require a public disclosure by Offeror under applicable SEC Rules and Regulations. After expiration of the standstill period, the standstill restrictions will again apply during any period during which the Company is considering an acquisition proposal for a Change of Control Transaction.

Mandatory Offer. The A/R Shareholders’ Agreement provides that Offeror will not be permitted to acquire more than 30% of the outstanding Shares in the aggregate other than pursuant to a fully financed cash offer to all other shareholders of the Company to acquire their Shares for a purchase price per share determined by Offeror. The completion of any such mandatory offer will be conditioned upon the satisfaction of a minimum acceptance condition of at least 50.1% of all outstanding Shares (other than Shares held by Offeror).

Registration Rights. The Sponsors and Offeror will have certain demand registration rights beginning upon expiration of the respective lock-up periods applicable to the Sponsors and Offeror. These rights will permit the Sponsors and Offeror to require the Company to register the resale of Shares held by them, subject to customary blackout periods. Any such demand may be for a shelf registration statement permitting the delayed or continuous offering of such common shares. In addition, the Sponsors and their Syndicatees, Offeror and certain members of management will have certain “piggyback” registration rights, permitting them to include common shares held by them in any registration effected by the Company or by the Sponsors or Offeror (in the case of management), subject to customary limitations. The Company will be required to pay all fees and expenses incident to any such registration. The A/R Shareholders’ Agreement does not contain any cash or other penalties resulting from delays in registering any common shares pursuant to these registration rights.

Other Rights. In addition to the foregoing, each Sponsor and Offeror will have the following rights under the A/R Shareholders’ Agreement:

•	following expiration of the respective lock-up periods applicable to the Sponsors and Offeror, each Sponsor and Offeror will have customary tag-along rights in respect of sales of Shares by any other Sponsor to a third party;

•	each Sponsor will have certain drag-along rights relating to the Shares held by its Syndicatees in connection with sales by such Sponsor to a third party;

•	each Sponsor and Offeror will have preemptive rights to purchase its respective proportionate share of any issuance by the Company of equity securities, securities convertible into or exercisable for equity securities or securities that include an equity component, subject to certain exceptions;

•	Offeror will have first look rights in respect of certain sales of Shares by Sponsors to third parties that would, upon consummation of such sale, hold at least 30% of the outstanding Shares (however, a Sponsor will be under no obligation to sell Shares to Offeror pursuant to this first look right);

•	Offeror will have rights to purchase up to 20.0% of the Shares to be sold by a Sponsor in certain public sales; and

•	each Sponsor and Offeror will have certain rights to access Company information so long as it owns at least 5% of the outstanding Shares.

Assignments. Each Sponsor will be entitled to assign its rights under the A/R Shareholders’ Agreement, including its board nomination and reserved matter rights, to a third party in connection with a sale of Shares by such Sponsor to a third party (other than if such sale is pursuant to a public sale), provided that it has received the prior approval of Sponsors representing a majority of the Shares then held by all of the Sponsors. Offeror will be entitled to assign its rights under the A/R Shareholders’ Agreement only to certain permitted affiliate transferees in connection with a transfer of Shares to such transferee.

Term. The A/R Shareholders’ Agreement will become effective upon consummation of the Offer and will the terminate upon the first to occur of (a) the dissolution, liquidation or winding-up of the Company, (b) the written approval by the Company, each Sponsor and Offeror and (c) the date on which none of the Sponsors and Offeror are shareholders in the Company. The A/R Shareholders’ Agreement will generally cease to bind any shareholder party thereto if it no longer holds any Shares.

Other Transactions between the Company or its Subsidiaries and Offeror or its Affiliates.

On April 22, 2015, Avolon Aerospace and Hainan Airlines Company Limited, an affiliate of Offeror and Parent (“Hainan Airlines”), entered into aircraft operating lease agreements relating to two Boeing 737-800 aircraft. These two aircraft were delivered to Hainan Airlines in June 2015 and July 2015. The leases for them each have a term of 108 months from the date of delivery.

On July 14, 2015, Avolon Aerospace and Hainan Airlines entered into sale and leaseback agreements relating to five Boeing B787-9 aircraft that Hainan Airlines has agreed to purchase from The Boeing Company. Pursuant to these agreements, Hainan Airlines will assign to Avolon Aerospace, or one of its affiliates, Hainan Airlines’ right to purchase the five aircraft, and, upon the acquisition of each aircraft, Avolon Aerospace or one of its affiliates will lease such aircraft to Hainan Airlines. Each lease has a term of 144 months from the date of delivery of the aircraft.

The foregoing summaries of certain material provisions of the above-referenced transactions do not purport to be complete.

14. Conditions of the Offer.

Notwithstanding any other term of the Offer, Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Offeror’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, subject to the Offer Cap, if (i) there shall not have been validly tendered and not validly withdrawn prior to the Expiration Time that number of Shares which would represent 20.0% of the issued and outstanding Shares as of immediately prior to the Expiration Time or (ii) immediately prior to acceptance of Shares for payment in the Offer any of the following conditions exists:

(a) either (i) any injunction or similar order by any court of competent jurisdiction that prohibits the consummation of the transactions contemplated by the Investment Agreement or the Agreement to Tender shall have been entered and shall continue to be in effect, or any applicable law, rule, regulation, judgment or order, shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits or makes illegal the consummation of the transactions contemplated by the Investment Agreement or the Agreement to Tender, or (ii) any suit, action or proceeding shall have been instituted and shall be pending, pursuant to which any governmental entity is seeking to restrain or prohibit the consummation of the transactions contemplated by the Investment Agreement or the Agreement to Tender and has a reasonable likelihood of success with respect thereto;

(b) (i) any of the representations and warranties of the Company (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein) in the Investment Agreement, other than the representations and warranties in Section 2.02(a) (Share Capital) of the Investment Agreement, shall not be true and correct, as of consummation of the Offer as if made as and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be so true and correct as have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Investment Agreement), or (ii) any of the representations and warranties in Section 2.02(a) (Share Capital) of the Investment Agreement shall not be true and correct in all material respects as of the date of the Investment Agreement and as of consummation of the Offer as if made at and as of such time, provided that any inaccuracies of any representation or warranty resulting from the exercise of any options to purchase Shares shall be disregarded for all purposes of the condition in this clause (b);

(c) the Company shall have failed to perform or comply with any of its material agreements, obligations or covenants under the Investment Agreement in any manner which would reasonably be expected to result in a Company Material Adverse Effect (as defined in the investment Agreement);

(d) a Company Material Adverse Effect (as defined in the investment Agreement) has occurred and is continuing or any event, condition, change or effect has occurred that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the investment Agreement); or

(e) the Investment Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Offer and Offeror expressly reserves the right (in its sole discretion) to waive, in whole or in part, at any time and from time to time in its sole discretion at or prior to the expiration of the Offer any Offer Condition, except that, unless previously approved in writing by the Company, Offeror shall not:

•	reduce the Offer price or change the form of consideration payable in the Offer;

•	change or modify the Offer Cap;

•	add to the Offer conditions;

•	waive the Offer conditions set forth in paragraph (a) above;

•	waive any other Offer condition in any manner adverse to any shareholders of the Company;

•	except as otherwise provided in the Investment Agreement, extend or otherwise change the Expiration Time of the Offer; or

•	otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the shareholders of the Company.

The failure by Offeror at any time to assert any of the foregoing rights will not constitute a waiver of any such right.

15. Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on our examination of publicly available information filed by the Company with the SEC and other information concerning the Company, we are not aware of (i) any licenses or other regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or (ii) any approval or other action by any governmental authority, including under any applicable antitrust laws, that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. In addition, we are not aware of any filings, approvals or other actions by or with any governmental authority, including under any applicable antitrust laws, that would be required for our acquisition or ownership of the Shares. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 14 — Conditions of the Offer.

Parent Shareholder Meeting. On July 14, 2015, Parent filed with the SZSE a notice to its shareholders of an extraordinary shareholders meeting to approve the Investment Agreement and the transactions contemplated hereby, including the Offer. On July 30, 2015 (China time), Parent held this meeting, at which the Investment Agreement and the transactions contemplated by it, including the Offer, were approved by Parent’s shareholders.

Takeover Laws. We are not aware of any fair price, moratorium, control share acquisition or other form of anti-takeover statute, rule or regulation of any state or jurisdiction that applies or purports to apply to the Offer. As a Cayman Islands company, the Company is not subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations with interested shareholders. However, articles 116 through 118 of the Amended and Restated Memorandum and Articles of Association of the Company (the “Takeover Articles”) contain provisions that largely mirror the intention of Section 203 and generally prohibit “business combinations” between the Company and an “interested shareholder.” Specifically, “business combinations” between an “interested shareholder” and the Company are prohibited for a period of three years after the time the interested shareholder acquired its shares, unless:

•	the business combination or the transaction resulting in the person becoming an interested shareholder is approved by the Company Board prior to the date the interested shareholder acquired Shares;

•	the interested shareholder acquired at least 85.0% of the Shares in the transaction in which it became an interested shareholder; or

•	the business combination is approved by a majority of the Company Board and by the affirmative vote of disinterested shareholders holding at least two-thirds of the shares generally entitled to vote.

For purposes of this provision, (i) “business combinations” is defined broadly to include mergers, consolidations of majority owned subsidiaries, sales or other dispositions of assets having an aggregate value in excess of 10.0% of the consolidated assets of the Company, and most transactions that would increase the interested shareholder’s proportionate share ownership in the Company, and (ii) “interested shareholder” is defined as a person, other than a Sponsor, who, together with any affiliates and/or associates of that person, beneficially owns, directly or indirectly, 15.0% or more of the issued voting shares of the Company. The Sponsors and their affiliates are not deemed to be interested shareholders for these purposes.

In accordance with the Takeover Articles, the Company Board has approved the Investment Agreement and the transactions contemplated thereby, including the Offer.

Appraisal Rights. No appraisal or dissenter’s rights are available to holders of Shares in connection with the Offer.

Legal Proceedings. To the knowledge of Offeror and Parent, as of July 30, 2015, there is no pending litigation against Offeror, Parent or the Company in connection with the Offer.

16. Fees and Expenses. We have retained Georgeson Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Upon request, Offeror will reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17. Miscellaneous. The distribution of this Offer to Purchase and any separate documentation related to the Offer and the making of the Offer may, in some jurisdictions, be restricted. This Offer to Purchase and any separate documentation related to the Offer do not constitute an offer to buy or a solicitation of an offer to sell Shares under circumstances in which this Offer is unlawful. Without limiting the foregoing, the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. Persons who come into possession of the Offer to Purchase or other separate documentation relating to this Offer should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the applicable securities laws of that jurisdiction. None of Offeror or Parent, or any of their respective officers, directors, employees, advisors, affiliates or agents, assume any responsibility for any violation by any person of any of these restrictions. Any holder of Shares who is in any doubt as to his or her position should consult an appropriate professional advisor without delay.

No person has been authorized to give any information or make any representation on behalf of Offeror or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, the Company will be required under the SEC’s rules to file a statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its position in respect of the Offer and furnishing certain additional related information. Our Schedule TO and the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the same manner as described in Section 8 — Certain Information Concerning the Company with respect to information concerning the Company.

Global Aviation Leasing Co., Ltd.

July 31, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND OFFEROR

1. Directors and Executive Officers of Offeror. The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment during the past five years for each director and each executive officer of Offeror. The current business address of each person is HNA Plaza, 20/F, 26 Xiaoyun Road, Chaoyang District, Beijing, The People’s Republic of China 100125 and the current phone number of each person is +1-86-10-5758-3682.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jin Chuan	P. R. China	Vice-Chairman and Chief Executive Officer of Bohai Leasing Co., Ltd.
Wang Hao	P. R. China	President of HNA Group (International) Company Limited

2. Directors and Executive Officers of Parent. The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment during the past five years for each director and each executive officer of Parent. The current business address of each person is HNA Plaza, 20/F, 26 Xiaoyun Road, Chaoyang District, Beijing, The People’s Republic of China 100125 and the current phone number of each person is +1-86-10-5758-3682.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jin Chuan	P. R. China	Vice-Chairman and Chief Executive Officer
Tang Liang	P. R. China	Chairman
Li Tieming	P. R. China	Vice-Chairman
Lv Guangwei	P. R. China	Chief Investment Officer
Zhou Hong	P. R. China	Corporate Secretary
Yang Shibiao	P. R. China	Chairman of Tianbao Logistics Group Co., Ltd.
Gao Shixing	P. R. China	Deputy Secretary General of China International Tax Research Institute
Li Xiaokuan	P. R. China	Retired from employment
Zhao Huijun	P. R. China	Retired from employment

The Letter of Transmittal and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

By Mail:	By Overnight Courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272–2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. A shareholder may also contact such shareholder’s broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

You may obtain information regarding the Offer

from the Information Agent as follows:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

All Holders Call Toll-Free: (866) 821-2570

Outside the United States Call: (781) 575-2137